DOUBLE EAGLE PETROLEUM CO.
1675 Broadway, Suite 2200
Denver, Colorado 80202
July 2, 2009
BY FACSIMILE AND EDGAR
Mr. H. Roger Schwall
Mr. Douglas Brown
Securities And Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Double Eagle Petroleum Co.
Registration Statement on Form S-4
File No. 333-158659
Dear Messrs. Schwall and Brown:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Double Eagle Petroleum Co. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on Monday July 6, 2009, or at such later time as the Company may request by telephone to the Commission.
          The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. H. Roger Schwall and Mr. Douglas Brown
July 2, 2009

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Alan Talesnick at (303) 894-6378 or Melissa Mong at (303) 894-6131.

Very truly yours, DOUBLE EAGLE PETROLEUM CO.
By	/s/ Kurtis Hooley
Kurtis Hooley, Chief Financial Officer